EXHIBIT No.2

Press Release of January 10, 2006

Trades under the symbol (TSX): PJC.SV.A

Press release

For immediate release

THE JEAN COUTU GROUP – SECOND QUARTER RESULTS REFLECT IMPROVING TRENDS IN
THE US NETWORK

Longueuil, Quebec, January 10, 2006 - The Jean Coutu Group (PJC) Inc. (the “Company” or the “Jean Coutu Group”) reported its financial results for the quarter ended November 26, 2005 today.

Summary of results

(Unaudited, in millions of US dollars except per share amounts)

	Q2/2006	Q1/2006	Q2/2005	First half 2006	First half 2005

Revenues	2,709.3	2,683.1	2,696.9	5,392.4	4,033.6

Operating income before amortization (“OIBA”)	125.1	104.4	117.1	229.5	179.0

Net earnings (loss)	30.8	11.1	(4.0)	41.9	18.3

Net earnings (loss) per share	$0.12	$0.04	$(0.02)	$0.16	$0.07

Earnings per share before unrealized losses on financing activities	$0.11	$0.05	$0.06	$0.16	$0.15

HIGHLIGHTS

•	The Canadian network continues to perform well with improvements in sales and operating income performance.
•	Recent monthly same-store sales growth has improved in the US network.
•	Pharmacy sales in the US network were impacted by approximately 219 basis points due to the conversion of brand name drugs to generics, however this had a positive impact on gross margin.
•	The sale of non-core Canadian real estate assets allowed the Company to reduce indebtedness.
•	The supply chain issues in the US network continue to be addressed, with significant progress toward achieving expected service levels at the end of the quarter.

“The second quarter’s financial results of The Jean Coutu Group were positively impacted by recently improving sales growth in our US network partially offset by issues associated with supply chain disruptions,” said Jean Coutu, President and Chief Executive Officer. “We are continuing to implement numerous top line growth initiatives combined with cost containment efforts across both networks.”

Net earnings

For the second quarter, net earnings were $30.8 million ($0.12 per share) compared with a net loss of $4.0 million ($0.02 per share) for the same period last year and net earnings of $11.1 million ($0.04 per share) for the first quarter of this year. During the second quarter of fiscal 2005, there was an unrealized foreign exchange loss on monetary items of $19.7 million ($0.08 per share).

The Canadian network performed well in the second quarter of fiscal 2006, while recent monthly same-store sales growth has improved in the US network. The supply chain issues in the US network continue to be addressed, with significant progress toward achieving expected service levels at the end of the quarter.

During the second quarter, the Company sold certain real estate assets of its Canadian franchising segment for a total consideration of $94.0 million ($C 111.7 million) in cash and entered into leaseback agreements for the areas used by the Jean Coutu drugstores. The Company realized a pre-tax gain on disposal of $20.9 million ($C 24.8 million). Even though only 41% of the leasable area sold represents the leaseback portion, the entire gain is required to be deferred over the life of the new leases, which have an average duration of approximately 16 years. The Company used the net proceeds to repay a portion of its Senior Secured Credit facilities.

First half net earnings were $41.9 million ($0.16 per share) compared with $18.3 million ($0.07 per share) for the corresponding period last year. The unrealized foreign exchange loss on monetary items for the first half of fiscal 2005 was $20.1 million ($0.08 per share).

Revenues

Total revenues of the Company’s Canadian operations for the second quarter reached $413.4 million compared with $365.7 million for the second quarter of the 2005 fiscal year, an increase of $47.7 million or 13.0%. Second quarter Canadian revenues increased by 7.1% year-over-year excluding the impact of currency exchange rate fluctuations.

Our US operations generated total revenues of $2.296 billion, down slightly from the second quarter of fiscal 2005, due principally to the closure of 78 non-performing Eckerd drugstores during the first quarter of fiscal 2006, which had contributed $46.5 million to revenues during the corresponding period in fiscal 2005. Pharmacy sales were impacted by the conversion of brand name drugs to generics, which generally have a lower selling price, but higher gross margins to the drugstore retailer. Generics as a percentage of total Brooks Eckerd pharmacy script counts amounted to 54.9% during the second quarter of fiscal 2006. 26-week figures increased to $4.614 billion for the period ended November 26, 2005, up $1.259 billion or 37.5% from last year. The increase is principally due to the additional revenues of $1.297 billion from the acquired Eckerd drugstores for the full 26 weeks in fiscal 2006, compared with 17 weeks in fiscal 2005.

First half 2006 total revenues increased by $1.359 billion or 33.7% to $5.392 billion from $4.034 billion in fiscal 2005.

Retail sales

Retail sales growth percentages quoted herein are calculated in local currency in order to exclude the impact of currency rate fluctuations. As of August 1, 2005, the Company began to report the same-store sales for the Eckerd drugstores acquired on July 31, 2004 and is publishing this information on the Canadian and United States networks on a monthly basis.

In the second quarter, the Company’s Canadian franchise network showed a 4.9% increase in retail sales compared with the same period last year. Retail sales for the quarter were $602.7 million for the network. In terms of comparable stores, the Canadian network’s retail sales were up 4.8%, pharmacy sales gained 6.9% and front-end sales picked up 1.2% year-over-year.

The United States corporate pharmacy network posted a 1.4% decrease in retail sales when compared with the same quarter of the 2005 fiscal year, reflecting the closure of 78 non-performing Eckerd drugstores during the first quarter and issues with supply chain disruptions. Retail sales for the quarter were $2.293 billion for the network. In terms of comparable stores, US network retail sales decreased 0.4%, pharmacy sales increased 0.4% and front-end sales decreased 2.8% compared with the same quarter last year. The impact of generic drugs replacing brand drugs on US pharmacy sales growth was approximately 219 basis points for the period.

	13 weeks ended	26 weeks ended
RETAIL SALES GROWTH	November 26, 2005	November 26, 2005

CANADA
Total sales growth
Total	4.9%	4.3%
Pharmacy	7.0%	6.3%
Front-end	1.2%	1.3%
Same store
Total	4.8%	4.2%
Pharmacy	6.9%	6.2%
Front-end	1.2%	1.3%

UNITED STATES
Total sales growth
Total	(1.4)%	37.6%
Pharmacy	(0.4)%	39.1%
Front-end	(4.2)%	33.4%
Same store
Total	(0.4)%	(0.2)%
Pharmacy	0.4%	0.7%
Front-end	(2.8)%	(2.6)%

The Jean Coutu Group’s Canadian franchise network recorded a 4.3% increase in first half retail sales.

The US corporate drugstore network posted retail sales of $4.608 billion, up 37.6% when compared to the first half of fiscal 2005, reflecting the acquisition of Eckerd drugstores on July 31, 2004.

OIBA

In the second quarter, operating income before amortization (“OIBA”) amounted to $125.1 million against $117.1 million for the corresponding quarter last year, an increase of $8.0 million.

OIBA for the 26 weeks ended November 26, 2005 improved to $229.5 million compared with $179.0 million for the corresponding period last year. The increase in OIBA for the 26-week period ended November 26, 2005 reflects the operation of the acquired Eckerd drugstores for the full first half of fiscal 2006 compared with seventeen weeks in fiscal 2005, as well as the improving performance of existing Canadian operations.

Store network development

During the second quarter, 5 drugstores were closed and 12 drugstores were opened, of which 4 were relocations. On November 26, 2005, there were 2,175 stores in the system, comprised of 322 Canadian PJC stores, and 1,853 Brooks and Eckerd drugstores in the United States.

Outlook

The Jean Coutu Group is well positioned to capitalize on the growth in the North American drugstore retailing industry, based on its strong brands, a focus on excellence in customer service in pharmacy and front-end innovation with an emphasis on health and beauty. Demographic trends in Canada and the United States are expected to contribute to growth in the consumption of prescription drugs, and to the increased use of pharmaceuticals as the primary intervention in individual healthcare. Management believes that these trends will continue and that the Company will achieve sales growth through quality of offering and service levels in its drugstore network.

The Company operates its Canadian and US networks with a focus on sales growth, network renovation, relocation and expansion projects and operating efficiency. In its US network, the Company eliminated dual infrastructures during the first quarter of fiscal 2006 and has begun to capture the related savings. The Company will continue to optimize general and operating expenses including logistics and supply chain. The Company is continuing its store opening and optimization programs, with a focus on growing network sales profitably.

Finally, customer focused initiatives have been taken and will continue to be implemented to drive sales growth profitably. The goal is to differentiate the network through quality of offering and customer service levels.

Dividend

The Board of Directors of The Jean Coutu Group declared a quarterly dividend of $C 0.03 per share. This dividend is payable on February 9, 2006 to all holders of Class A subordinate voting shares and holders of Class B shares listed in the Company’s shareholder ledger as of January 26, 2006.

Conference call

Financial analysts are invited to attend the second quarter results conference call to be held on January 10, 2006 at 9:00 AM eastern time. The toll free call-in number is 1-866-898-9626. Media and other interested individuals are invited to listen to the live or deferred broadcast on The Jean Coutu Group corporate web site at www.jeancoutu.com. A full replay will also be available by dialing
1-800-408-3053 code 3167300 (pound sign) until February 10, 2006.

Supporting documentation (additional information and investor presentation) is available at www.jeancoutu.com using the investors link. Readers may also access additional information and filings related to the Company using the following links to the www.sedar.com (Canada) and www.sec.gov (United States) websites.

About The Jean Coutu Group

The Jean Coutu Group (PJC) Inc. is the fourth largest drugstore chain in North America and the second largest in both the eastern United States and Canada. The Company and its combined network of 2,175 corporate and franchised drugstores (under the banners of Brooks and Eckerd Pharmacy, PJC Jean Coutu, PJC Clinique and PJC Santé Beauté) employ more than 60,000 people.

The Jean Coutu Group’s United States operations employ 46,000 people and comprise 1,853 corporate owned stores located in 18 states of the Northeastern, mid-Atlantic and Southeastern United States. The Jean Coutu Group’s Canadian operations and franchised drugstores in its network employ over 14,000 people and comprise 322 PJC Jean Coutu franchised stores in Quebec, New Brunswick and Ontario.

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. The words “looking forward,” “looking ahead,” “believe(s),” “should,” “may,” “expect(s),” “anticipate(s),” “likely,” “opportunity,” and similar expressions, among others, identify forward-looking statements. Such statements are not guarantees of the future performance of the Company or its segments and involve known and unknown risks and uncertainties that may cause the outlook, the actual results or performance of the Company or of its reportable segments to be materially different from any future results or performance expressed or implied by such statements depending on, among others, such factors as changes in the regulatory environment as it relates to the sale of prescription drugs, competition, exposure to interest rate fluctuations, foreign currency risks, certain property and casualty risks, the ability to attract and retain pharmacists, risks in connection with third party service providers, seasonality risks, changes in federal, provincial and state laws, rules and regulations relating to the Company’s business and environmental matters, changes in tax regulations and accounting pronouncements, the success of the Company’s business model, supplier and brand reputations and the accuracy of management’s assumptions. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. For further information, readers are referred to the section on Risks and uncertainties contained in the Company’s MD&A as well as in other filings. The Company disclaims any intention or obligation to update or revise any forward-looking information contained in its communications, whether as a result of new information, future events or otherwise.

This press release also contains certain non-GAAP financial measures. Such information is reconciled to the most directly comparable financial measures, as set forth in the “additional information” section, which is attached to the Company’s financial statements.

Source:	The Jean Coutu Group (PJC) Inc.

André Belzile
Senior Vice-President, Finance and Corporate Affairs
(450) 646-9760

Information:	Michael Murray
Director, Investor Relations
(450) 646-9611, Ext. 1068

Hélène Bisson
Director, Public Relations
(450) 646-9611, Ext. 1165
Toll free: 1-866-878-5206

THE JEAN COUTU GROUP (PJC) INC.

Consolidated statements of earnings

	13 weeks		26 weeks
Periods ended November 26, 2005 and November 27, 2004	2005	2004	2005	2004
(unaudited, in millions of US dollars, unless otherwise noted)	$	$	$	$

Sales	2,663.3	2,653.3	5,301.1	3,951.6
Other revenues (note 2)	46.0	43.6	91.3	82.0
	2,709.3	2,696.9	5,392.4	4,033.6
Operating expenses
Cost of goods sold	2,037.8	2,054.0	4,059.0	3,082.1
General and operating expenses	547.3	526.7	1,105.7	774.2
Amortization (Note 3)	61.3	55.6	122.0	80.9
	2,646.4	2,636.3	5,286.7	3,937.2
Operating income	62.9	60.6	105.7	96.4
Financing expenses
Interest on long-term debt	50.9	44.9	99.8	59.9
Unrealized foreign exchange loss (gain) on monetary items	(1.8)	19.7	(0.6)	20.1
Other financing expenses, net	(0.4)	(0.5)	0.2	1.8
	48.7	64.1	99.4	81.8
Earnings (loss) before income taxes	14.2	(3.5)	6.3	14.6
Income taxes (recovery)	(16.6)	0.5	(35.6)	(3.7)
Net earnings (loss)	30.8	(4.0)	41.9	18.3

Net earnings (loss) per share, in dollars (Note 4)
Basic	0.12	(0.02)	0.16	0.07
Diluted	0.12	(0.02)	0.16	0.07

Consolidated statements of retained earnings

	13 weeks		26 weeks
Periods ended November 26, 2005 and November 27, 2004	2005	2004	2005	2004
(unaudited, in millions of US dollars)	$	$	$	$

Balance, beginning of period	792.2	724.9	787.6	708.6
Net earnings (loss)	30.8	(4.0)	41.9	18.3
	823.0	720.9	829.5	726.9
Dividends	6.6	6.6	13.1	12.6
Balance, end of period	816.4	714.3	816.4	714.3

The segmented information and the accompanying notes are an integral part of these unaudited interim consolidated financial statements.

THE JEAN COUTU GROUP (PJC) INC.

Consolidated balance sheets

(in millions of US dollars)	As at November 26, 2005	As at May 28, 2005
	$	$
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	110.9	132.2
Temporary investments	—	78.5
Accounts receivable	566.9	544.8
Inventories	1,858.4	1,678.2
Prepaid expenses	40.5	41.0
Income taxes receivable	12.0	6.8
	2,588.7	2,481.5
Investments	19.7	18.8
Capital assets	1,405.2	1,492.5
Intangible assets	711.3	729.6
Goodwill	867.8	866.5
Other long-term assets	114.1	106.0
	5,706.8	5,694.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,174.3	1,109.9
Income taxes payable	0.2	32.9
Future income taxes	68.3	97.8
Current portion of long-term debt	55.9	65.6
	1,298.7	1,306.2
Long-term debt	2,436.8	2,495.8
Other long-term liabilities (Note 5)	486.2	480.8
	4,221.7	4,282.8

Shareholders’ equity
Capital stock	577.9	577.5
Contributed surplus	1.2	0.8
Retained earnings	816.4	787.6
Foreign currency translation adjustments	89.6	46.2
	1,485.1	1,412.1
	5,706.8	5,694.9

The segmented information and the accompanying notes are an integral part of these unaudited interim consolidated financial statements.

THE JEAN COUTU GROUP (PJC) INC.

Consolidated statements of cash flows

	13 weeks		26 weeks
Periods ended November 26, 2005 and November 27, 2004	2005	2004	2005	2004
(unaudited, in millions of US dollars)	$	$	$	$

Operating activities
Net earnings (loss)	30.8	(4.0)	41.9	18.3
Items not affecting cash
Amortization	61.3	55.6	122.0	80.9
Amortization of deferred financing fees	3.0	3.0	6.0	4.4
Unrealized foreign exchange loss (gain) on monetary items	(1.8)	19.7	(0.6)	20.1
Future income taxes	(20.7)	4.0	(39.0)	3.6
Other	1.0	(0.3)	(4.3)	2.9
	73.6	78.0	126.0	130.2
Net changes in non-cash asset and liability items	(29.2)	61.3	(175.8)	(77.5)
Cash flow provided by (used in) operating activities	44.4	139.3	(49.8)	52.7
Investing activities
Business acquisitions	—	(4.9)	—	(2,519.4)
Investments and temporary investments	80.2	(3.8)	79.6	1.5
Purchase of capital assets	(39.1)	(53.5)	(76.9)	(74.1)
Proceeds from the disposal of capital assets (Note 8)	94.0	4.0	94.8	4.4
Purchase of intangible assets	(2.0)	(0.4)	(7.5)	(1.0)
Proceeds from the disposal of intangible assets	—	—	7.8	—
Other long-term assets	0.3	(2.7)	(0.4)	(75.8)
Cash flow provided by (used in) investing activities	133.4	(61.3)	97.4	(2,664.4)
Financing activities
Changes in bank loans	—	—	—	(15.0)
Changes in revolving credit facilities	(100.0)	—	—	—
Issuance of long-term debt	—	—	—	2,550.0
Repayment of long-term debt	(57.4)	(4.0)	(69.6)	(189.5)
Issuance of capital stock	—	0.5	0.4	425.1
Dividends	(13.1)	(12.6)	(13.1)	(12.6)
Cash flow provided by (used in) financing activities	(170.5)	(16.1)	(82.3)	2,758.0
Foreign currency translation adjustments	6.6	14.7	13.4	17.3
Increase (decrease) in cash and cash equivalents	13.9	76.6	(21.3)	163.6
Cash and cash equivalents, beginning of period	97.0	101.6	132.2	14.6
Cash and cash equivalents, end of period	110.9	178.2	110.9	178.2

See complementary cash flow information in Note 8.

The segmented information and the accompanying notes are an integral part of these unaudited interim consolidated financial statements.

THE JEAN COUTU  GROUP (PJC) INC.

Consolidated segmented information

Periods ended November 26, 2005 and November 27, 2004

(unaudited, in millions of US dollars)

The Company has two reportable segments: franchising and retail sales.  Within the franchising segment, the Company carries on the franchising activity of the “PJC Jean Coutu” banner, operates a distribution center and coordinates several other services for the benefit of its franchisees.  The Company operates retail sales outlets selling pharmaceutical and other products under the “Brooks” and “Eckerd” banners.

The Company analyzes the performance of its operating segments based on their operating income before amortization, which is not a measure of performance under Canadian generally accepted accounting principles (“GAAP”); however, management uses this performance measure for assessing the operating performance of its reportable segments.

Segmented information is summarized as follows:

	13 weeks		26 weeks
	2005	2004	2005	2004
	$	$	$	$

Revenues (1)
Franchising	413.4	365.7	778.1	678.3
Retail sales	2,295.9	2,331.2	4,614.3	3,355.3
	2,709.3	2,696.9	5,392.4	4,033.6

Operating income before amortization
Franchising	43.0	37.4	80.9	69.4
Retail sales	82.1	79.7	148.6	109.6
	125.1	117.1	229.5	179.0

Amortization
Franchising (2)	3.7	3.4	7.7	6.6
Retail sales	58.5	53.1	116.1	76.0
	62.2	56.5	123.8	82.6

Operating income
Franchising	39.3	34.0	73.2	62.8
Retail sales	23.6	26.6	32.5	33.6
	62.9	60.6	105.7	96.4

(1) Revenues include sales and other revenues.

(2) Including amortization of incentives paid to franchisees.

	13 weeks		26 weeks
	2005	2004	2005	2004
	$	$	$	$

Acquisition of capital assets and intangible assets (3)
Franchising	14.4	7.4	19.4	10.5
Retail sales	26.7	46.5	65.0	64.6
	41.1	53.9	84.4	75.1

	As at November 26, 2005	As at May 28, 2005
	$	$

Total assets
Franchising	665.9	737.2
Retail sales	5,040.9	4,957.7
	5,706.8	5,694.9

The Company’s revenues, capital assets, intangible assets and goodwill attributed to Canada and the United States are as follows:

	13 weeks		26 weeks
	2005	2004	2005	2004
	$	$	$	$

Revenues (1)
Canada	413.4	365.7	778.1	678.3
United States	2,295.9	2,331.2	4,614.3	3,355.3
	2,709.3	2,696.9	5,392.4	4,033.6

	As at November 26, 2005	As at May 28, 2005
	$	$

Capital assets, intangible assets and goodwill
Canada	265.5	300.2
United States	2,718.8	2,788.4
	2,984.3	3,088.6

(1) Revenues include sales and other revenues.

(2) Including amortization of incentives paid to franchisees.

(3) Excluding business acquisitions.

THE JEAN COUTU GROUP (PJC) INC.

Unaudited additional information

Periods ended November 26, 2005 and November 27, 2004

(In millions of US dollars except for margins)

	13 weeks		26 weeks
	2005	2004	2005	2004
	$	$	$	$
Canada
Sales	369.9	326.5	692.7	601.8
Cost of goods sold	335.3	294.8	629.4	545.8
Gross profit	34.6	31.7	63.3	56.0
As a % of sales	9.4%	9.7%	9.1%	9.3%

Other revenues (1)	44.4	40.1	87.2	78.2

General and operating expenses	36.0	34.4	69.6	64.8
Operating income before amortization	43.0	37.4	80.9	69.4
Amortization (1)	3.7	3.4	7.7	6.6
Operating income	39.3	34.0	73.2	62.8

United States
Sales	2,293.4	2,326.8	4,608.4	3,349.8
Cost of goods sold	1,702.5	1,759.2	3,429.6	2,536.3
Gross profit	590.9	567.6	1,178.8	813.5
As a % of sales	25.8%	24.4%	25.6%	24.3%

Other revenues	2.5	4.4	5.9	5.5

General and operating expenses	511.3	492.3	1,036.1	709.4
Operating income before amortization	82.1	79.7	148.6	109.6
Amortization	58.5	53.1	116.1	76.0
Operating income	23.6	26.6	32.5	33.6

Consolidated
Sales	2,663.3	2,653.3	5,301.1	3,951.6
Cost of goods sold	2,037.8	2,054.0	4,059.0	3,082.1
Gross profit	625.5	599.3	1,242.1	869.5
As a % of sales	23.5%	22.6%	23.4%	22.0%

Other revenues (1)	46.9	44.5	93.1	83.7

General and operating expenses	547.3	526.7	1,105.7	774.2
Operating income before amortization	125.1	117.1	229.5	179.0
Amortization (1)	62.2	56.5	123.8	82.6
Operating income	62.9	60.6	105.7	96.4

(1) Amortization of incentives paid to franchisees are presented in the amortization instead of other revenues

	13 weeks		26 weeks
	2005	2004	2005	2004

Number of outlets
Beginning of period	2,172	2,209	2,243	655
Openings	12	38	25	56
Acquisitions	—	—	1	1,549
Relocations	(4)	(20)	(11)	(30)
Closings	(5)	(2)	(83)	(5)
End of period	2,175	2,225	2,175	2,225

Network performance - Retail sales

(In millions of US dollars)
Canada (1)	602.7	542.8	1,158.3	1,024.9
United States	2,293.4	2,326.8	4,608.4	3,349.8
	2,896.1	2,869.6	5,766.7	4,374.7

Network performance - Retail sales
Canada (1)
Pharmacy	60%	59%	59%	58%
Front-end	40%	41%	41%	42%

United States
Pharmacy	74%	73%	74%	73%
Front-end	26%	27%	26%	27%

(1)  Franchised’s outlet retail sales are not included in the Company’s consolidated financial statements.

	13 weeks		26 weeks
	2005	2004	2005	2004

Retail sales growth (1)
Canada (2)
Total	4.9%	6.6%	4.3%	6.7%
Pharmacy	7.0%	10.7%	6.3%	10.3%
Front-end	1.2%	1.4%	1.3%	1.7%

United States
Total	(1.4)%	429.8%	37.6%	281.6%
Pharmacy	(0.4)%	460.7%	39.1%	303.0%
Front-end	(4.2)%	360.0%	33.4%	233.8%

Retail sales growth - same store (1)
Canada (2)
Total	4.8%	6.1%	4.2%	6.1%
Pharmacy	6.9%	10.2%	6.2%	9.6%
Front-end	1.2%	1.0%	1.3%	1.3%

United States (3)
Total	(0.4)%	3.5%	(0.2)%	2.8%
Pharmacy	0.4%	4.7%	0.7%	4.3%
Front-end	(2.8)%	0.6%	(2.6)%	(0.4)%

(1)  Growth is calculated in local currency and is based on comparable periods.

(2)  Franchised’s outlet retail sales are not included in the Company’s consolidated financial statements.

(3)  This measure includes same-store sales for the acquired Eckerd corporate outlets as of August 1, 2005.

THE JEAN COUTU GROUP (PJC) INC.

Unaudited additional information

Periods ended November 26, 2005 and November 27, 2004

(In millions of US dollars)

Non GAAP measures - Operating income before amortization (“OIBA”)

OIBA is not a measure of performance under Canadian generally accepted accounting principles (“GAAP”); however management uses this performance measure in assessing the operating and financial performance of its reportable segments.  Besides, we believe that  OIBA is an additional measure used by investors to evaluate operating performance and capacity of a company to meet its financial obligations.  However, OIBA is not and must not be used as an alternative to net earnings or cash flow generated by operating activities as defined by Canadian GAAP. OIBA is not necessarily an indication that cash flow will be sufficient to meet our financial obligations. Furthermore, our definition of OIBA may not be necessarily comparative to similar measures reported by other companies.

Net earnings (loss), which is a performance measure defined by Canadian GAAP, is reconciled below with OIBA.

	13 weeks		26 weeks
	2005	2004	2005	2004
	$	$	$	$

Net earnings (loss)	30.8	(4.0)	41.9	18.3
Interest on long-term debt	50.9	44.9	99.8	59.9
Unrealized foreign exchange loss (gain) on monetary items	(1.8)	19.7	(0.6)	20.1
Other financing expenses, net	(0.4)	(0.5)	0.2	1.8
Income tax (recovery)	(16.6)	0.5	(35.6)	(3.7)
Operating income	62.9	60.6	105.7	96.4
Amortization per GAAP financial statements	61.3	55.6	122.0	80.9
Amortization of incentives paid to franchisees (1)	0.9	0.9	1.8	1.7
Operating income before amortization (“OIBA”)	125.1	117.1	229.5	179.0

(1) Amortization of incentives paid to franchisees is grouped with other revenues in the GAAP financial statements.

THE JEAN COUTU GROUP (PJC) INC.

Unaudited additional information

Periods ended November 26, 2005 and November 27, 2004

(Tabular amounts are in millions of US dollars except per share amounts)

Non GAAP measures - Earnings before unrealized losses on financing activities

Earnings before unrealized losses on financing activities and earnings per share before  unrealized losses on financing activities are non-GAAP measures.  The Company believes that it is useful for investors to be aware of significant items of an unusual or non-recurring nature that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance with which to compare its results between periods without regard to these items. The Company’s measures excluding certain items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Net earnings (loss)  and net earnings (loss) per share are reconciled hereunder to earnings before unrealized losses on financing activities and earnings per share before unrealized losses on financing activities. All amounts are net of income taxes when applicable.

	13 weeks		26 weeks
	2005	2004	2005	2004
	$	$	$	$

Net earnings (loss)	30.8	(4.0)	41.9	18.3
Unrealized loss (gain) on derivative financial instruments	—	(0.9)		0.6
Unrealized foreign exchange loss (gain) on monetary items	(1.8)	19.7	(0.6)	20.1
Earnings before unrealized losses on financing activities	29.0	14.8	41.3	39.0

Net earnings (loss) per share	(0.12)	(0.02)	0.16	0.07
Unrealized losses (gains) on financing activities	(0.01)	0.08	—	0.08
Earnings per share before unrealized losses on financing activities	0.11	0.06	0.16	0.15